EXHIBIT 99.1

Magal Corrects Earnings Per Share for the Third Quarter of 2011

Net profit of $7.1 million and other financial information remain unchanged

Press Release: Magal Security Systems Ltd

YAHUD, Israel, January 17, 2012 /PRNewswire/ -- Magal Security Systems Ltd. (NASDAQ GMS: MAGS) today announced that it is correcting its reported earnings per share for the quarter ended September 30, 2011 to $0.51 per share from $0.61 per share, and for the nine months ended September 30, 2011 to $0.48 per share from $0.52 per share as previously reported on November 29, 2011.

The correction is due to a computational error in calculating the number of shares issued during the period with respect to the Company's successful rights offering.

The number of basic and diluted shares reported for the third quarter was corrected to 13,944,880 from 11,579,325. For the nine month period ended September 30, 2011, basic and diluted shares were corrected to 11,587,103 from 10,794,696.

About Magal S3

Magal S3 is a leading international provider of security, safety and site management solutions and products. Over the past 40 years, Magal S3 has delivered tailor-made solutions to hundreds of satisfied customers in over 80 countries.

Magal S3 offers a broad portfolio of unique homegrown products used to protect sensitive installations in some of the world's most demanding locations and harshest climates. This portfolio covers the following three categories:

•	Perimeter Intrusion Detection Systems (PIDS) - a variety of smart barriers and fences, fence mounted detectors, virtual gates, buried and concealed detection systems

•	Close Circuit TV (CCTV) - a comprehensive management platform with a leading Intelligent Video Analytics (IVA) and Video Motion Detection (VMD) engine

•	Physical Security Information Management (PSIM) - an open site management system that enhances command, control and decision making during both routine operations and crisis situations

For more information:

Magal S3
Eitan Livneh, CEO
Tel: +972-3-539-1421
Assistant: Ms. Elisheva Almog
E-mail: elishevaa@magal-s3.com
http://www.magal-s3.com

CCG Investor Relations
Ehud Helft/Kenny Green
Tel: (US) +1-646-201-9246
Int'l dial: +972-3-607-4717
E-mail: magal@ccgisrael.com